February 6, 2025

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
26A Ann Siang Road
#03-00
Singapore 069706

       Re: BeLive Holdings
           Amendment No. 6 to Registration Statement on Form F-1
           Filed January 21, 2025
           File No. 333-280739
Dear Kenneth Teck Chuan Tan:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No.6 to Registration Statement on Form F-1
Exhibit Index, page II-1

1. Please have your Independent Registered Public Accounting Firm update its consent.
General

2. Please revise to reference the appropriate company in the explanatory note.
 February 6, 2025
Page 2

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Henry Schlueter